Peter B. Sayre Senior Vice President and Principal Accounting Officer 100 Mulberry Street, Newark NJ 07102-2917 Tel 973 802-6309 Fax 973 802-9065

April 23, 2013

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, DC 20549

RE:	Prudential Financial, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 22, 2013

File No. 001-16707

Dear Mr. Rosenberg:

We received your letter dated April 9, 2013, setting forth comments of the staff of the Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”). For your convenience, we have included the staff’s comments below along with our responses.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impact of Low Interest Rate Environment, page 65

1.	Please provide us proposed disclosure to be included in future periodic filings that further disaggregates insurance product account values for the “greater than 1%” contracts above guaranteed minimum crediting rates (e.g. 1-3%, 3-5%, above 5% etc.).

Response:

As of March 31, 2013, nearly all of the Company’s domestic Financial Services Businesses account values with guaranteed minimum crediting rates had less than a 2% difference between the interest rates currently being credited to contractholders, and the respective guaranteed minimums. Therefore, assuming no change in facts requiring different disclosure, the Company proposes to include the following presentation of domestic Financial Services Businesses

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

April 23, 2013

account values with guaranteed minimum crediting rates in future annual filings, beginning with its Form 10-K for the fiscal year ended December 31, 2013:

	Account Value		% of Total
($ billions)
Contracts at guaranteed minimum crediting rate	$	xx	xx	%

Contracts above guaranteed minimum crediting rate by:
0% - 0.49%		xx	xx
0.5% - 0.99%		xx	xx
1% - 1.49%		xx	xx
1.5% - 2%		xx	xx
greater than 2%		xx	xx

Total contracts with guaranteed minimum crediting rates	$	xx	xx	%

2.	Provide us proposed disclosure to be included in future periodic filings that quantifies the amount of fixed maturity investments that are subject to call or redemption features at the issuer’s option and the weighted average interest rate being earned on these callable or redeemable debt securities.

Response:

Assuming no change in facts requiring different disclosure, the Company proposes to include the following update to the relevant portion of the disclosure shown below, with modified language shown in underline and italics, in future annual filings, beginning with its Form 10-K for the fiscal year ended December 31, 2013:

For the domestic Financial Services Businesses’ general account, we expect annual scheduled payments and pre-payments to be approximately 10% of the total fixed maturity securities and commercial mortgage loans through 2014. The domestic Financial Services Businesses’ general account has approximately $xxx billion of such assets (based on net carrying value) as of December 31, 2013. As these assets mature, the current average portfolio income yield for fixed maturities and commercial mortgage loans of approximately x% is expected to decline due to reinvesting in a lower interest rate environment. Included in the $xxx billion of fixed maturity securities and commercial mortgage loans are approximately $xx billion that are subject to call or redemption features at the issuer’s option, of which approximately x% contain prepayment penalties. As of December 31, 2013, these assets had a weighted average interest rate of x%.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

April 23, 2013

Notes to Consolidated Financial Statements

15. Equity

Dividends, page 284

3.	Please provide us proposed disclosure to be included in future filings quantifying the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by Prudential Financial, Inc. to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.

Response:

Assuming no change in facts requiring different disclosure, the Company proposes to include the following update to the relevant portion of the disclosure shown below, with modified language shown in underline and italics, in future annual filings, beginning with its Form 10-K for the fiscal year ended December 31, 2013:

The declaration and payment of dividends on the Common Stock is limited by New Jersey corporate law, pursuant to which Prudential Financial cannot pay a Common Stock dividend if, after giving effect to that dividend, either (a) the Company would be unable to pay its debts as they become due in the usual course of its business or (b) the Company’s total assets would be less than its liabilities. This limitation is applied both as if the Financial Services Businesses were a separate corporation and on a consolidated basis after taking into account dividends on the Class B Stock. In addition, the terms of the Company’s outstanding junior subordinated debt include a “dividend stopper” provision that restricts the payment of dividends on the Common Stock and Class B Stock if interest payments are not made on the junior subordinated debt. The terms of the Class B Stock also restrict dividends on the Common Stock in certain circumstances as described below.

As of December 31, 2013, the Company’s U.S. GAAP Retained Earnings were $x.x billion. Other than the above limitations, this amount is free of restrictions for the payment of Common Stock dividends. However, Common Stock dividends will be dependent upon the financial condition, results of operations, cash needs, future prospects and other factors relating to the Financial Services Businesses, including cash available to Prudential Financial, the parent holding company. The principal sources of funds available to Prudential Financial are dividends and returns of capital from its subsidiaries, repayments of operating loans from its subsidiaries and cash and short-term investments. The primary uses of funds at Prudential Financial include servicing its debt, operating expenses, capital contributions and loans to subsidiaries, the payment of declared shareholder dividends and repurchases of outstanding shares of Common Stock if executed under Board authority. As of December 31, 2013, Prudential Financial had cash and short term investments, excluding amounts held in an intercompany liquidity account, of $x,xxx million.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

April 23, 2013

Future cash available at Prudential Financial to support the payment of future Common Stock dividends is dependent on the receipt of dividends or other funds from its subsidiaries, the majority of which are subject to comprehensive regulation, including limitations on their payment of dividends and other transfers of funds, which are discussed below.

With respect to Prudential Insurance, the Company’s primary domestic insurance subsidiary, New Jersey insurance law provides that, except in the case of extraordinary dividends (as described below), all dividends or other distributions paid by Prudential Insurance may be paid only from unassigned surplus, as determined pursuant to statutory accounting principles, less cumulative unrealized investment gains and losses and revaluation of assets as of the prior calendar year-end. As of December 31, 2013, Prudential Insurance’s unassigned surplus was $x,xxx million, and it recorded applicable adjustments for cumulative unrealized investment gains of $x,xxx million. Prudential Insurance must give prior notification to the New Jersey Department of Banking and Insurance (the “Department”) of its intent to pay any such dividend or distribution. Also, if any dividend, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (i) 10% of Prudential Insurance’s statutory surplus as of the preceding December 31 ($xxx million as of December 31, 2013) or (ii) its statutory net gain from operations excluding realized investment gains and losses for the twelve-month period ending on the preceding December 31 ($xxx million for the year ended December 31, 2013), the dividend is considered to be an “extraordinary dividend” and requires the prior approval of the Department. Under New Jersey insurance law, Prudential Insurance is permitted to pay a dividend of $xxx million in 2014 without prior approval of the Department.

The laws regulating dividends of the states where the Company’s other domestic insurance subsidiaries are domiciled are similar, but not identical, to New Jersey’s. Prudential Annuities Life Assurance Corporation (“PALAC”), another domestic insurance subsidiary of Prudential Financial that is domiciled in Connecticut, is permitted to pay a dividend of $xx million in 2014 with prior notification to the Connecticut Department of Insurance.

The Company’s international insurance operations are subject to dividend restrictions from the regulatory authorities in the jurisdictions in which they operate. With respect to The Prudential Life Insurance Company Ltd. (“Prudential of Japan”) and Gibraltar Life, the Company’s most significant international insurance subsidiaries, both of which are domiciled in Japan, Japan insurance law provides that common stock dividends may be paid in an amount of up to 83% of prior fiscal year statutory after-tax earnings, after certain reserving thresholds are met, including providing for policyholder dividends. If statutory retained earnings exceed 100% of

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

April 23, 2013

statutory paid-in-capital, 100% of prior year statutory after-tax earnings may be paid, after reserving thresholds are met. Dividends in excess of these amounts and other forms of capital distribution require the prior approval of the Japan Financial Services Agency (“FSA”). Additionally, Prudential of Japan and Gibraltar Life must give prior notification to the FSA of their intent to pay any dividend or distribution. In 2013, Prudential of Japan paid a dividend of ¥xx.x billion, or $xxx million, which was ultimately paid to Prudential Financial. Prudential of Japan has met the statutory retained earnings level necessary to dividend up to 100% of prior year statutory after-tax earnings. Prudential of Japan’s and Gibraltar Life’s current regulatory fiscal year will end March 31, 2014, at which time the common stock dividend amount permitted to be paid without prior approval from the FSA will be determinable. Although Gibraltar Life may be able to pay common stock dividends under applicable legal and regulatory restrictions, Gibraltar Life does not anticipate paying common stock dividends for several years as it anticipates returning capital through other means, such as the repayment of subordinated debt or preferred stock obligations held by Prudential Financial or affiliates. The prior approval of the FSA is required for such capital distributions.

Additionally, although prior regulatory approval may not be required by law for the payment of dividends up to the limitations described above, in practice, the Company would typically discuss any dividend payments with the applicable regulatory authority prior to payment. Additionally, the payment of dividends by the Company’s subsidiaries is subject to declaration by their Board of Directors and may be affected by market conditions and other factors.

Statutory Net Income, Capital and Surplus, page 285

4.

Although you disclose on page 286 that you and your insurance subsidiaries currently meet and exceed the minimum capital requirements, provide us proposed disclosure to be included in future filings of quantifying the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.

Response:

As disclosed in “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital—Regulatory Capital” on page 176, Prudential Insurance and Prudential Annuities and Life Assurance Corporation had RBC ratios in excess of 400% and Prudential of Japan and Gibraltar Life consolidated had solvency margin ratios in excess of 800%, as of December 31, 2012. These ratios indicate that each of our major insurance subsidiaries had capital and surplus levels in excess of 4 times the regulatory minimum.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

April 23, 2013

Assuming no change in facts requiring different disclosure, the Company proposes to include the following disclosure, with modified language shown in underline and italics, in future annual filings in the Equity Note to our Consolidated Financial Statements beginning with the Company’s Form 10-K for the fiscal year ended December 31, 2013.

The Risk Based Capital (“RBC”) ratio is a primary measure by which the Company and its insurance regulators evaluate the capital adequacy of Prudential Insurance and the Company’s other domestic insurance subsidiaries. The RBC ratio for Prudential Insurance includes both the Financial Services Businesses and Closed Block Business. RBC is determined by NAIC- prescribed formulas that consider, among other things, risks related to the type and quality of the invested assets, insurance-related risks associated with an insurer’s products and liabilities, interest rate risks and general business risks. If a subsidiary’s Total Adjusted Capital (“TAC”), as calculated in a manner prescribed by the NAIC, falls below Company Action Level RBC, corrective action is required. As of December 31, 2013, Prudential Insurance and PALAC both had Total Adjusted Capital levels in excess of x times the regulatory required minimums that would require corrective action.

The FSA utilizes a solvency margin ratio to evaluate the capital adequacy of Japanese insurance companies. The solvency margin ratio considers the level of solvency margin capital to a solvency margin risk amount, which is calculated in a similar manner to RBC. As of December 31, 2013, Prudential of Japan and Gibraltar Life both had solvency margin capital in excess of x times the regulatory required minimums that would require corrective action.

23. Commitments and Guarantees, Contingent Liabilities and Litigation and Regulatory Matters

Litigation and Regulatory Matters

Individual Annuities, Individual Life and Group Insurance, page 359

5.

With respect to the Lederman v. Prudential Financial, Inc. matter, please tell us whether the $90 million offers of judgment by remaining plaintiffs represents the current amount of damages sought by the plaintiffs. If not, please tell us why you have not updated your financial statements to reflect that amount.

Response:

The $90 million reported in the Company’s financial statements represents the offers of judgment sought by the plaintiffs. This amount is not an indication of the Company’s expected loss, if any, or the Company’s maximum possible loss on such matter. There has been no change in the offers

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

April 23, 2013

of judgment from the remaining plaintiffs even though summary judgment has been entered against three of the plaintiffs. To clarify this, assuming no change in facts requiring different disclosure, the Company will include the following update to the relevant portion of the disclosure shown below, with modified language shown in underline and italics, beginning with its Form 10-Q for the quarterly period ended March 31, 2013:

From November 2002 to March 2005, eleven separate complaints were filed against the Company and the law firm of Leeds Morelli & Brown in New Jersey state court and in the New Jersey Superior Court, Essex County as Lederman v. Prudential Financial, Inc., et al. The complaints allege that an alternative dispute resolution agreement entered into among Prudential Insurance, over 235 claimants who are current and former Prudential Insurance employees, and Leeds Morelli & Brown (the law firm representing the claimants) was illegal and that Prudential Insurance conspired with Leeds Morelli & Brown to commit fraud, malpractice, breach of contract, and violate racketeering laws by advancing legal fees to the law firm with the purpose of limiting Prudential’s liability to the claimants. In February 2010, the New Jersey Supreme Court assigned the cases for centralized case management to the Superior Court, Bergen County. The Company participated in a court-ordered mediation that resulted in a settlement involving 193 of the remaining 235 plaintiffs. The amounts paid to the 193 plaintiffs were within existing reserves for this matter. The remaining plaintiffs continue to pursue their individual lawsuits, and have not amended the offers of judgment that they filed in January 2012 totaling approximately $90 million. In February 2012, the court granted summary judgment against two of the remaining plaintiffs. In June 2012, the court granted summary judgment against an additional plaintiff reducing to 39 the number of plaintiffs asserting claims against the Company. These rulings, which remain subject to appeal, have not caused the remaining plaintiffs to modify their offers of judgment.

* * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 973-802-6309 if you have any questions about this response letter.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

April 23, 2013

Very truly yours,

/s/ Peter B. Sayre
Senior Vice President and Principal Accounting Officer

Copies to:	Robert M. Falzon
Susan L. Blount